                                                                    EXHIBIT 23.1

                      CHAMPION INTERNATIONAL CORPORATION
                              One Champion Plaza
                              Stamford, CT  06921


                                        March 29, 1996


Champion International Corporation
One Champion Plaza
Stamford, CT  06921

Dear Sirs:

     As Senior Vice President and General Counsel of Champion International Corporation (the "Company"), I advise you as follows in connection with legal and administrative claims and proceedings which are pending or known to be threatened against the Company.

     I call your attention to the fact that, as Senior Vice President and General Counsel of the Company, I have general supervision of the Company's legal affairs. In such capacity, I have reviewed litigation and claims threatened or asserted involving the Company and have consulted with outside legal counsel with respect thereto where I have deemed it appropriate.

     On November 9, 1992, an action was brought against the Company in the Circuit Court for Baldwin County, Alabama, on behalf of a class consisting of all persons who own land along Perdido Bay in Florida and Alabama. The action originally sought $500 million in compensatory and punitive damages for personal injury, intentional infliction of emotional distress and diminution in property value allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the Company's Pensacola, Florida mill into Eleven Mile Creek, which flows into Perdido Bay. However, in February 1994, the plaintiffs reduced their demand to not more than $50,000 for each class member and in June 1994, the personal injury claims were dismissed. It is anticipated that the class, which was certified by the court in June 1994, will consist of approximately 2,000 members. The Company and the plaintiffs have entered into an agreement dated March 13, 1996 to settle the action, pursuant to which the Company would pay $5 million to the plaintiffs. The settlement is subject to court approval.

     In February 1994, the Company received a notice of violation from the Texas Natural Resources Conservation Commission ("TNRCC") alleging unauthorized air emissions from the Company's Sheldon, Texas mill. The notice of violation alleged several violations, all but two of which have been resolved without penalty. In October

March 29, 1996
Page 2


1995, the Company received a letter from the Enforcement Division of the TNRCC stating that it has recommended to the TNRCC Litigation Support Division that the two remaining violations be settled for a penalty of $470,400. The letter notes that the Company may receive a credit against the recommended penalty if the Company undertakes an environmental project in Texas. The Company currently is considering whether to accept the proposed settlement and is discussing with the TNRCC possible environmental projects and the amount of the credit.

     While any litigation contains an element of uncertainty, subject to the foregoing, it is my opinion that the outcome of each such proceeding or claim which is now pending or known to be threatened, or all of them combined, including the actions described above, will not have a material adverse effect on the Company.

     I hereby consent to the reference to this opinion in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1995, and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K"), and to the filing of this opinion as an exhibit to the Form 10-K.

                              Very truly yours,



                              /s/ Marvin H. Ginsky
                              Senior Vice President
                              and General Counsel

MHG/col